Page 1 of 5 Pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SEQUA CORPORATION
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(Name of Issuer)

Class A Common Stock, no par value
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(Title of Class of Securities)

81732 010
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(CUSIP Number)

Mr. Norman E. Alexander
c/o Sequa Corporation
200 Park Avenue, New York, NY 10166
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2002
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

SCHEDULE 13D

CUSIP No. 81732 010 Page 2 of 5 Pages

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1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Norman E. Alexander
SSN ###-##-####
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2 CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP* (a) |X|
(b) | |

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3 SEC USE ONLY

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4 SOURCE OF FUNDS*

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

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NUMBER OF	7)	SOLE VOTING POWER
SHARES		3,651,062
BENEFICIALLY
OWNED BY	8)	SHARED VOTING POWER
EACH		472,823
REPORTING
PERSON	9)	SOLE DISPOSITIVE POWER
WITH		3,651,062

	10)	SHARED DISPOSITIVE POWER
		472,823

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,123,885

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

          SHARES*                                                       |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.8%

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14        TYPE OF REPORTING PERSON*

          IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 81732 020                                                     Page 3 of 5 Pages

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1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         42 New Street Inc.

         I.R.S. Id. No. 13-1861794

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2        CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|

                                                                       (b) | |

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

         ITEMS 2(d) or 2(e) |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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7        SOLE VOTING POWER

             45,000

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8        SHARED VOTING POWER

           None

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9        SOLE DISPOSITIVE POWER

           45,000

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10        SHARED DISPOSITIVE POWER

           None

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           45,000

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

          SHARES*                                                      |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.4%

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14        TYPE OF REPORTING PERSON*

          CO

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 81732 010                                                       Page 4 of 5 Pages

        The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander: Fifty Broad Street, Inc. ("Fifty Broad"), a New York corporation; Forfed Corporation ("Forfed"), a Delaware corporation; 42 New Street, Inc. ("42 New"), a New York corporation; Galleon Syndicate Corporation ("Galleon"), a New York corporation; and Youandi Corporation ("Youandi"), a New York corporation (the "Corporations") with respect to Sequa Corporation Class A Common Stock (the "Class A Shares") is amended by the following information.

Item 5.       Interest in Securities of the Issuer

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        (a) As of the date of this filing Mr. Alexander, individually, through the Corporations and through a grantor retained annuity trust (the "Trust") beneficially owns an aggregate of 2,179,141 Class A Shares, which is approximately 30.8% of the Class A Shares outstanding. If all of the Class B Common Stock beneficially owned by Mr. Alexander were converted to Class A Shares, then Mr. Alexander would own 4,123,885 Class A Shares which would be 45.7% of the Class A Shares then outstanding.

        (b) On March 27, 2002 Mr. Alexander transferred 125,385 Class A Shares to the Trust, which is approximately 1.77% of the Class A Shares outstanding. Mr. Alexander also transferred 347,438 shares of Class B Common Stock of Sequa Corporation to the Trust, which are convertible into Class A Common Stock on a one-to-one basis. On April 30, 2001, Mr. Alexander transferred 1,275 Class A Shares to 42 New, which is less than 1% of the Class A Shares outstanding.

        (c) Mr. Alexander acquired 2,084 Class A Shares through the Sequa 401(k) Plan.

        (d) Each of the above Corporations has the sole right to vote and dispose of all of its Class A Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and to dispose of all of the Class A Shares owned by the Corporations. The Trust has the shared right to vote all of its Class A Shares, but Mr. Alexander retains the right to dispose of the Class A Shares in accordance with the terms of the Trust.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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              None

Item 7.       Material to Be Filed as Exhibits

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              None

SIGNATURE

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            FIFTY BROAD STREET

                            FORFED CORPORATION

                            42 NEW STREET INC.

                            YOUANDI CORPORATION

                            GALLEON SYNDICATE CORPORATION

                            /s/ Norman E. Alexander

                            --------------------------------

                            Norman E. Alexander

                            Individually and on behalf of

                            the above named Corporations

                            as President or Chairman

Dated: April 8, 2002